  Exhibit 99.1

High Tide to Open Canna Cabana in Lucan, Ontario

CALGARY, AB, Sept. 5, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 389 Main Street, Lucan, Ontario will begin selling recreational cannabis products and consumption accessories for adult use tomorrow, September 6. This opening will mark High Tide's 183rd Canna Cabana branded retail cannabis location in Canada, the 69th in the province of Ontario, and will be the first licensed retail cannabis store to open in Lucan.

The store, roughly halfway between the major university and college hub of London, Ontario and the popular beach town of Grand Bend, is in Lucan, Ontario and nestled amongst the scenic farmlands of Southwestern Ontario. This organic Canna Cabana location will open in a brand-new and rapidly growing retail plaza, with anchor tenants that include a major provincial grocery chain, a Canadian discount retailer, and several quick-service restaurants.

"I am thrilled to announce the opening of our new Cabana in Lucan, Ontario. Expansion into Ontario's cottage country and other underserved areas has been a large focus for High Tide this year, as we have seen demand increase for our Cabana Club. While some of our competitors file for bankruptcy protection, our team has been charting a thoughtful path towards 300 Canna Cabana locations across Canada," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"September is already off to a great start, with the successful launch of Canna Cabana's next-gen website and our upcoming third fiscal quarter filing. I am enthusiastic about the remainder of 2024 as we put the finishing touches on new organic store openings and other exciting projects in our pipeline, about which I hope to share more details soon," added Mr. Grover.

Employee Stock Options Grant

In addition, High Tide announces the grant of 60,000 incentive stock options (the "Options") and 50,000 in cancellations to various employees, consultants and management of the Company. Each Option is exercisable at the closing price of the Company's common shares listed on the TSX Venture Exchange (the "TSXV") based on the last trading day immediately prior to this press release, which expires three years from the date of grant, and vests over a two-year period. Each Option is exercisable to purchase one common share of the Company and are being issued pursuant to the terms of the Company's Omnibus Plan, which became effective on June 2, 2022.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 183 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, our commitment to opening the number of future stores communicated, and our other future projects. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 05-SEP-24